UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
(Amendment No. ___)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265 209
(CUSIP Number)

Georgios Feidakis 128 Vouliagmenis Avenue, 3rd Floor 166 74 Glyfada, Athens, Greece 011 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y27265 209

1.	NAME OF REPORTING PERSONS Firment Trading Limited
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,724,475

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,724,475

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,724,475

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.1% (1)

14.	TYPE OF REPORTING PERSON

CO

(1)           Percentage calculation based on 10,039,688 common shares outstanding following Globus Maritime Limited’s secondary offering of 2,750,000 common shares, as described more fully in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 29, 2011.

CUSIP No.	Y27265 209

1.	NAME OF REPORTING PERSONS F.G. Europe S.A.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

480,000

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

480,000

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
480,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(2)           Percentage calculation based on 10,039,688 common shares outstanding following Globus Maritime Limited’s secondary offering of 2,750,000 common shares, as described more fully in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 29, 2011.

CUSIP No.	Y27265 209

1.	NAME OF REPORTING PERSONS Georgios Feidakis
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,204,475 (3)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,204,475 (3)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,204,475 (3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	☐
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.8% (4)

14.	TYPE OF REPORTING PERSON

IN

(3)           Mr. Feidakis may be deemed to beneficially own 4,724,475 common shares through Firment Trading Limited, a Cypriot company controlled by Mr. Feidakis, and 480,000 common shares through F.G. Europe S.A., a Greek company listed on the Athens Stock Exchange in which Mr. Feidakis acts as Chairman of the Board of Directors and holds a majority of the outstanding shares.
(4)           Percentage calculation based on 10,039,688 common shares outstanding following Globus Maritime Limited’s secondary offering of 2,750,000 common shares, as described more fully in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 29, 2011.

CUSIP No.	Y27265 209

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece.

Item 2.	Identity and Background.
(a)   This Schedule 13D is being filed on behalf of (i) Firment Trading Limited, a Cypriot company (“Firment”), (ii) F.G. Europe S.A., a Greek company (“F.G. Europe”), and (iii) Georgios Feidakis, a Greek citizen (“Mr. Feidakis”). Firment, F.G. Europe and Mr. Feidakis are collectively referred to as the “Reporting Persons.” Mr. Feidakis controls Firment, for which he exercises sole voting and investment power through two companies that hold Firment’s shares in trust for Mr. Feidakis. Mr. Feidakis is also Chairman of the Board of Directors and controlling shareholder of F.G. Europe, for which he exercises majority voting and investment power personally and through companies controlled by Mr. Feidakis that hold F.G. Europe’s shares.

(b)   The principal business address of Firment is 1 Kostaki Pantelidi Ave, Kolokasides Building, 3rd Floor, 1010, Nicosia, Cyprus. The principal business address of F.G. Europe is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece.

(c)   The principal business of Firment is to act as an investment holding company. The principal business of F.G. Europe is the supply of household electrical appliances and acting as a holding company for its wholly-owned and beneficially-owned subsidiaries which provide inventory management services and maintains various other investments, including projects concerning renewable energy resources. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe and as director and executive of several of its subsidiaries.

(d and e)  None of the Reporting Persons or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole director of Firment is Savvas Polydorou, a citizen of Cyprus.  Mr. Polydorou is an attorney and his occupation in Firment is as director.

A list of the executive officers and directors of F.G. Europe and their respective positions is set forth below.  For any matter relating to F.G. Europe’s activities the business address of the below directors or executive officers is 128 Vouliagmenis Ave., 3rd Floor, 166 74 Glyfada, Athens, Greece.

Georgios Feidakis	Chairman of the Board of Directors	Mr. Feidakis is also the director and executive of several of F.G. Europe’s subsidiaries, and Chairman of the Board of Directors of the Issuer. Mr. Feidakis is a citizen of Greece.
Spyros Lioukas	Independent Non-Executive Vice President of the Board of Directors	Mr. Lioukas is a citizen of Greece.
Ioannis Pantousis	Director and CEO	Mr. Pantousis is a citizen of Greece.
Andreas – Fotios Demenagas	Director and General Manager	Mr. Demenagas is a citizen of Greece.
Georgios Strogylopoulos	Independent Non-Executive Member	Mr. Strogylopoulos is a citizen of Greece.
Ioannis Katsoulakos	Independent Non-Executive Member	Mr. Katsoulakos is a citizen of Greece.
Nikolaos Piblis	Independent Non-Executive Member	Mr. Piblis is a citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 30, 2011, Firment purchased 250,000 Common Shares at $8.00 per share for a total purchase price of $2,000,000. Such Common Shares were purchased in connection with the Issuer’s secondary offering of 2,750,000 Common Shares completed by the Issuer on the same date. As of the date hereof, Firment may be deemed to own 4,724,475 Common Shares. Funds for the purchase of these Common Shares were derived from available working capital of Firment.

On July 5, 2011, F.G. Europe purchased 480,000 Common Shares at $8.00 per share for a total purchase price of $3,840,000. As of the date hereof, F.G. Europe may be deemed to own 480,000 Common Shares. Funds for the purchase of these Common Shares were derived from available working capital of F.G. Europe.

Item 4.	Purpose of Transaction.

Firment and F.G. Europe hold the Common Shares for investment purposes. The Common Shares that Mr. Feidakis may be deemed to beneficially own are held for investment purposes, but as the Chairman of the Board of Directors of the Issuer, Mr. Feidakis may have influence over the corporate activities of the Issuer, including activities which would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a and b) The aggregate percentage of Common Shares beneficially owned by the Reporting Persons is based  upon 10,039,688 shares of Common Shares issued and outstanding following the Issuer’s secondary offering of 2,750,000 Common Shares, as described more fully in the prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on June 29, 2011.

The Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Firment may be deemed to beneficially own 4,724,475 Common Shares, representing approximately 47.1% of the outstanding Common Shares. Firment has the sole power to vote 4,724,475 Common Shares and the shared power to vote 0 Common Shares.  Firment has the sole power to dispose of 4,724,475 Common Shares and the shared power to dispose of 0 Common Shares.

F.G. Europe may be deemed to beneficially own 480,000 Common Shares, representing approximately 4.8% of the outstanding Common Shares. F.G. Europe has the sole power to vote 480,000 Common Shares and the shared power to vote 0 Common Shares.  F.G. Europe has the sole power to dispose of 480,000 Common Shares and the shared power to dispose of 0 Common Shares.

Mr. Feidakis may be deemed to beneficially own 5,204,475 Common Shares, representing approximately 51.8% of the outstanding Common Shares.  Mr. Feidakis may be deemed to beneficially own the 4,724,475 Common Shares held through Firment, a company controlled by him, and 480,000 Common Shares held through F.G. Europe, a company in which Mr. Feidakis holds a majority of the outstanding shares. Mr. Feidakis has the sole power to vote 0 Common Shares and the shared power to vote 5,204,475 Common Shares.  Mr. Feidakis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 5,204,475 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except as described herein, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons, has engaged in any transaction since the most recent filing of Schedules 13D by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.                      Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 15, 2011
(Date)

FIRMENT TRADING LIMITED*

By: /s/ Savvas Polydorou
Name: Savvas Polydorou
Title: Sole Director

F.G. EUROPE S.A.*

By: /s/ Ioannis Pantousis
Name: Ioannis Pantousis
Title: Chief Executive Officer

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Persons disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the common shares, par value $0.004 per share, of Globus Maritime Limited shall be filed on behalf of the undersigned.

July 15, 2011
(Date)

FIRMENT TRADING LIMITED

By: /s/ Savvas Polydorou
Name: Savvas Polydorou
Title: Sole Director

F.G. EUROPE S.A.

By: /s/ Ioannis Pantousis
Name: Ioannis Pantousis
Title: Chief Executive Officer

/s/ Georgios Feidakis
Georgios Feidakis*